CORRESPONDENCE

August 29, 2006

VIA COURIER

Tangela Richter, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

Mail Stop 7010

Re:	Linux Gold Corp. (the “Company”) Registration Statement on Form F-3 File No. 333-135183

Dear Ms. Richter:

          We hereby request acceleration pursuant to Rule 461 of the Securities Act of 1933, as amended, of the effective date of the Company’s Registration Statement on Form F-3 so that it shall be effective on Friday, September 1, 2006, or as soon thereafter as practicable.

          We further acknowledge the following:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

          Thank you for your prompt attention to this matter.

Very truly yours, /s/ Monique Van Oord Monique Van Oord Chief Financial Officer and Director

cc: Carmen Moncada-Terry